SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________
                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                                Choicepoint Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $0.10
                         (Title of Class of Securities)

                                   170388102
                                 (CUSIP Number)

                               Peter A. Hochfelder
                           c/o Brahman Management, L.L.C.
                             277 Park Avenue, 26th Floor
                              New York, New York 10172
                                  (212) 941-1400
                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                 December 23, 1997
               (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see
the Notes).

SCHEDULE 13D

CUSIP No. 170388102                                         Page 2 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        281,500
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     281,500

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     281,500

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    1.9%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 170388102						Page 3 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Institutional Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        370,300
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     370,300

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     370,300

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     2.5%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 170388102                                         Page 4 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    BY Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        481,400
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     481,400

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     481,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     3.3%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 170388102                                         Page 5 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,133,200
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,133,200

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,133,200

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.8%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

SCHEDULE 13D

CUSIP No. 170388102                                         Page 6 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Capital Corp.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        611,500
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     611,500

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     611,500

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     4.2%

     14        TYPE OF REPORTING PERSON*
                    CO;IA

SCHEDULE 13D

CUSIP No. 170388102                                         Page 7 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Peter A. Hochfelder

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,263,300
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,263,300

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,263,300

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     8.6%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 170388102                                         Page 8 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Robert J. Sobel

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,263,300
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,263,300

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,263,300

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     8.6%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 170388102                                         Page 9 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mitchell A. Kuflik

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,263,300
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,263,300

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,263,300

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     8.6%

     14        TYPE OF REPORTING PERSON*
                    IN

                                                           Page 10 of 18 Pages

          The Schedule 13D initially filed on September 19, 1997, by the signatories hereto relating to the Common Stock, par value $.10 per share (the

"Common Stock"), issued by Choicepoint Inc., a Georgia corporation (the

"Company"), whose principal executive offices are at 1000 Alderman Drive,

Alpharetta, Georgia 30005, as amended by an Amendment No. 1 thereto filed on

October 29, 1997, is hereby amended by this Amendment No. 2 to the Schedule
13D

as follows:

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          The first sentence of Item 3 is hereby deleted and the following inserted in its place:

          Since the filing of Amendment No. 1 to Schedule 13D on October 29,

1997, (i) Brahman II purchased 37,900 shares of Common Stock at a net investment cost of $1,524,668 (including commissions); (ii) Brahman

Institutional purchased 52,100 shares of Common Stock at a net investment cost of $2,074,860 (including commissions); (iii) BY Partners purchased 61,900 shares of Common Stock at a net investment cost of $2,478,218 (including commissions); and (iv) Brahman Capital purchased 27,100 shares of Common Stock at a net investment cost of $1,069,985 (including commissions) for the account of Brahman Offshore.

Item 5.   Interest in Securities of the Issuer.
------    -------------------------------------

          Item 5(a) is hereby deleted and the following inserted in its place:

          (a)  As of the close of business on December 26, 1997, (i) Brahman

II owns beneficially 281,500 shares of Common Stock, constituting approximately 1.9% of the shares outstanding; (ii) Brahman Institutional owns beneficially

                                                         Page 11 of 18 Pages

370,300 shares of Common Stock, constituting approximately 2.5% of the shares outstanding; (iii) BY Partners owns beneficially 481,400 shares of Common

Stock, constituting approximately 3.3% of the shares outstanding; (iv) Brahman

Management owns beneficially 1,133,200 shares of Common Stock, constituting approximately 7.8% of the shares outstanding (such amounts are inclusive of the amounts reported by Brahman II, BY Partners and Brahman Institutional

pursuant to clauses (i)-(iii) herein); (v) Brahman Capital owns beneficially

611,500 shares of Common Stock, constituting approximately 4.2% of the shares outstanding (such amounts are inclusive of the 130,100 shares held for the discretionary account that Brahman Capital manages for Brahman Offshore and

481,400 shares held by BY Partners); and (vi) each of Messrs. Hochfelder,

Sobel and Kuflik own beneficially 1,263,300 shares of Common Stock,

constituting approximately 8.6% of the shares outstanding.  Brahman

Management, Brahman Capital and Messrs. Hochfelder, Sobel and Kuflik own

directly no shares of Common Stock.  By reason of the provisions of Rule 13d-

5(b)(1) under the Act, the Reporting Persons comprising the foregoing group may be deemed to own 1,263,300 shares, constituting approximately 8.6% of the shares outstanding.  The percentages used herein are calculated based upon the

14,630,032 shares of Common Stock stated to be issued and outstanding at

October 31, 1997, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 1997.

                                                         Page 12 of 18 Pages


           Item 5(c) is hereby amended to add the following:

           The trading dates, number of shares purchased or sold and price per share (excluding commissions) for all other transactions by the Reporting

Persons during the past 60 days are set forth in Schedule A hereto.  All such transactions were open market transactions and were effected on the New York

Stock Exchange.  No other transactions were effected by any of the persons named in response to item 5(a) above during such period.

                                                          Page 13 of 18 Pages

                                SIGNATURES
                                ----------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1997
                                    BRAHMAN PARTNERS II, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN INSTITUTIONAL PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BY PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member

                                                           Page 14 of 18 Pages

                                    BRAHMAN CAPITAL CORP.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  President


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                          Peter A. Hochfelder


                                    /s/ Robert J. Sobel
                                    ------------------------------------------

                                          Robert J. Sobel


                                    /s/ Mitchell A. Kuflik
                                    ------------------------------------------

                                          Mitchell A. Kuflik

                                                          Page 15 of 18 Pages

                                  Schedule A

                             Brahman Partners II, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
------------------------------------------------------------------------------

 10/29/97                    1,100                            38.00000
 10/30/97                    5,600                            37.37500
 10/31/97                    3,300                            37.37500
 11/10/97                    1,100                            38.12500
 11/11/97                      600                            38.12500
 11/12/97                      600                            37.47500
 11/13/97                    6,000                            36.44210
 11/14/97                    3,200                            36.49780
 11/20/97                    1,700                            38.23560
 12/03/97                    1,100                            38.97500
 12/08/97                    1,700                            41.95000
 12/18/97                      600                            45.22500
 12/22/97                    1,400                            46.28640
 12/23/97                    5,100                            45.86220
 12/24/97                    2,400                            45.93120
 12/26/97                    2,400                            45.81560

                                                          Page 16 of 18 Pages

                                  Schedule A

                      Brahman Institutional Partners, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
------------------------------------------------------------------------------

 10/29/97                    1,500                            38.00000
 10/30/97                    7,400                            37.37500
 10/31/97                    4,400                            37.37500
 11/10/97                    1,500                            38.12500
 11/11/97                      700                            38.12500
 11/12/97                      700                            37.47500
 11/13/97                    8,000                            36.44210
 11/14/97                    4,100                            36.49780
 11/20/97                    1,700                            38.23560
 11/25/97                    4,000                            36.46880
 12/03/97                    1,500                            38.97500
 12/08/97                    2,200                            41.95000
 12/18/97                      700                            45.22500
 12/22/97                    1,800                            46.28640
 12/23/97                    6,300                            45.86220
 12/24/97                    2,800                            45.93120
 12/26/97                    2,800                            45.81560

                                                          Page 17 of 18 Pages

                                  Schedule A

                             BY Partners, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
------------------------------------------------------------------------------

 10/29/97                    1,900                            38.00000
 10/30/97                    9,600                            37.37500
 10/31/97                    5,800                            37.37500
 11/10/97                    1,900                            38.12500
 11/11/97                      900                            38.12500
 11/12/97                      900                            37.47500
 11/13/97                   10,300                            36.44210
 11/14/97                    5,300                            36.49780
 11/20/97                    2,200                            38.23560
 12/03/97                    1,900                            38.97500
 12/08/97                    2,800                            41.95000
 12/18/97                      900                            45.22500
 12/22/97                    2,200                            46.28640
 12/23/97                    8,100                            45.86220
 12/24/97                    3,600                            45.93120
 12/26/97                    3,600                            45.81560

                                                          Page 18 of 18 Pages

                                  Schedule A

                   Brahman Capital Corp. for the account of

                      Brahman Partners II Offshore, Ltd.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
------------------------------------------------------------------------------

 10/29/97                      500                            38.00000
 10/30/97                    2,400                            37.37500
 10/31/97                    1,500                            37.37500
 11/10/97                      500                            38.12500
 11/11/97                      300                            38.12500
 11/12/97                      300                            37.47500
 11/13/97                    2,700                            36.44210
 11/14/97                    1,400                            36.49780
 11/17/97                    2,500                            37.57500
 11/17/97                    2,000                            38.75000
 11/20/97                      900                            38.23560
 11/24/97                    5,000                            37.47500
 12/03/97                      500                            38.97500
 12/08/97                      800                            41.95000
 12/18/97                      300                            45.22500
 12/22/97                      600                            46.28640
 12/23/97                    2,500                            45.86220
 12/24/97                    1,200                            45.93120
 12/26/97                    1,200                            45.81560